UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011.

Commission File Number 000-53518

GREEN CHINA RESOURCES, INC.
(Translation of registrant’s name into English)

11F, Tower A, Building No. 1 GT International Centre Jia 3 Yongaudongli Jianguomenwai Avenue Chayang District, Beijing 100022, P.R. China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.

On January 24, 2011, the company, Green China Resources, Inc., received a letter of resignation from Chisholm, Bierwolf, Nilson & Morrill, LLC (“CBMN”), the certified public accountants for the company.  The company understands that the accounting firm is no longer engaged in the business of public company accounting.

CBMN’s reports on the Company’s financial statements for the balance sheets of the company (a development stage company) as of December 31, 2009 and 2008 and the related statements of operations, stockholders’ deficit and cash flows for the years then ended and from inception on March 20, 2008  through December 31, 2009 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended December 31, 2008 and 2009, and through January 24, 2011, there were no disagreements between the Company and CBMN on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of CBMN, would have caused CBMN to make reference to the subject matter of such disagreement in connection with their report on the Company’s financial statements for such years. There were no reportable events (as described under Item 304(a)(1)(v) of Regulation S-K) during the Company’s two most recent fiscal years ended December 31, 2008 and 2009, or the interim period through January 24, 2011.

The Company has provided CBMN with a copy of this disclosure and requested that CBMN furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees or disagrees with the statements by the Company in this Current Report on Form 8-K. Attached hereto as Exhibit 16.1 is a copy of  CBMN’s letter to the SEC.

The Company is currently in the process of retaining a new principal independent accountants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREEN CHINA RESOURCES, INC.

Date: February 3, 2011	By:	/s/ Jean Chalopin
Name: Jean Chalopin
Title: Chief Executive Officer

Exhibit Index

Item No.	Description

4.1	Letter dated February 2, 2011, from Chisholm, Bierwolf, Nilson & Morrill, LLC